03013837

AB 3/5/03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 1989
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 3 2003
WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-27308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summit Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Fifth Ave
(No. and Street)

Indialantic (City) FL (State) 32903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Caulfield 321-724-2303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Stephens Lovelace P.A.
(Name — *if individual, state last, first, middle name*)

Orlando, Florida
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark Caulfield, swear (or affirm) that, to t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Summit Brokerage Services, Inc., as December 31, 2002, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

X [signature]
Signature
FOL C414546-58-224-0

CFO
Title

Jerita S. LaRubio
Notary Public

Jerita S. LaRubio
MY COMMISSION # CC897709
EXPIRES: December 26, 2003
Bonded Thru Western Surety Company

This report** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cc solidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

CONTENTS

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of loss, changes in stockholders' equity and cash flows for the years ended December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

Certified Public Accountants

Orlando, Florida
February 17, 2003

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2002

ASSETS	
Cash and cash equivalents	$ 1,607,674
Deposit held at clearing broker	25,045
Deposit held at clearing broker – related party	45,459
Commissions receivable	346,920
Other receivables	109,646
Securities owned, at fair value	3,300
Prepaid expenses	77,643
Property and equipment, net	116,088
Total assets	$ 2,331,775
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 210,091
Accrued commission expense	310,640
Note payable – related party	40,200
Total liabilities	560,931
Stockholders' equity	
Preferred stock, 12% cumulative convertible; par value $0.0001 per share; authorized 150,000 shares; 125,000 issued and outstanding (liquidation preference of $125,000)	13
Common stock, par value $0.0001 per share; authorized 50,000,000 shares; 20,200,064 issued and 20,192,148 outstanding	2,020
Additional paid-in capital	6,336,751
Unearned stock compensation	(237,123)
Treasury stock, at cost	(3,718)
Accumulated deficit	(4,327,099)
Total stockholders' equity	1,770,844
Total liabilities and stockholders' equity	$ 2,331,775

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Loss

For The Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 6,065,976	$ 6,899,311
Interest and dividends	76,202	107,811
Other	12,676	40,465
	6,154,854	7,047,587
Expenses		
Commissions	5,275,867	5,863,693
Employee compensation and benefits	806,909	715,054
Occupancy and equipment	188,253	169,985
Communications	116,445	129,724
Professional expenses	610,415	283,202
Stock-based compensation	285,224	201,390
Other operating expenses	490,751	232,287
	7,773,864	7,595,335
Net loss before income taxes	(1,619,010)	(547,748)
Provision for income taxes	-	-
Net loss	$ (1,619,010)	$ (547,748)
Weighted average common shares and common share equivalents outstanding	10,264,778	4,693,970
Basic and diluted loss per share	$ (0.158)	$ (0.117)

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

For The Years Ended December 31, 2002 and 2001

	Preferred Stock		Common Stock								
	Number of Shares Outstanding	Par Value	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock Compen-sation	Treasury Stock	Accumulated Other Comprehensive Income	Subscription Receivable	Accumulated Deficit	Total Stock-holders' Equity
Balances, December 31, 2000	-	$ -	4,691,224	$ 470	$ 2,898,910	$ (207,732)	$ (29,857)	$ 1,775	$ (10,250)	$ (2,155,341)	$ 497,975
Issuance of preferred stock for cash	125,000	13	-	-	124,987	-	-	-	-	-	125,000
Purchase of treasury stock	-	-	(6,500)	-	-	-	(7,800)	-	-	-	(7,800)
Issuance of treasury stock	-	-	4,817	-	-	-	21,419	-	-	-	21,419
Other	-	-	1,539	-	-	-	-	-	-	-	-
Amortization of unearned stock compensation/consultant expenses	-	-	-	-	-	201,390	-	-	-	-	201,390
Unrealized gain on securities	-	-	-	-	-	-	-	885	-	-	885
Net loss	-	-	-	-	-	-	-	-	-	(547,748)	(547,748)
Balances, December 31, 2001	**125,000**	**13**	**4,691,080**	**470**	**3,023,897**	**(6,342)**	**(16,238)**	**2,660**	**(10,250)**	**(2,703,089)**	**291,121**
Preferred stock dividend										(5,000)	(5,000)
Issuance of treasury stock	-	-	1,068	-	-	-	12,520	-	-	-	12,520
Cancellation of stock subscription	-	-	-	-	(10,250)	-	-	-	10,250	-	-
Common stock/options issued for services	-	-	100,000	10	515,995	(468,612)	-	-	-	-	47,393
Issuance of common stock	-	-	14,000,000	1,400	2,457,249	-	-	-	-	-	2,458,649
Exercise of common stock options	-	-	1,400,000	140	349,860	-	-	-	-	-	350,000
Amortization of unearned stock compensation/consultant expenses	-	-	-	-	-	237,831	-	-	-	-	237,831
Reduction in unrealized gain	-	-	-	-	-	-	-	(2,660)	-	-	(2,660)
Net loss	-	-	-	-	-	-	-	-	-	(1,619,010)	(1,619,010)
Balances, December 31, 2002	125,000	$ 13	20,192,148	$ 2,020	$ 6,336,751	$ (237,123)	$ (3,718)	$ -	$ -	$ (4,327,099)	$ 1,770,844

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For The Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net loss	$ (1,619,010)	$ (547,748)
Adjustments to reconcile net loss to net cash used in operating activities		
Provision for doubtful accounts	4,721	-
Depreciation	51,338	56,640
Stock-based compensation	285,224	201,390
Changes in:		
Deposit held at clearing broker	17	79
Deposit held at clearing broker – related party	6,051	-
Commission receivable	120,598	15,418
Other receivables	92,016	(136,167)
Prepaid expenses	(14,205)	(16,658)
Due from related party, net	-	(2,861)
Accounts payable and accrued expenses	35,783	83,122
Accrued commissions expense	(153,244)	83,250
Net cash used in operating activities	(1,190,711)	(263,535)
Cash flows from investing activities		
Purchase of property and equipment	(11,002)	(96,380)
Net cash used in investing activities	(11,002)	(96,380)
Cash flows from financing activities		
(Payment) proceeds on note payable	(50,000)	50,000
Issuance of preferred stock	-	125,000
Dividends paid – preferred stock	(5,000)	-
Purchase of treasury stock	-	(7,800)
Issuance of treasury stock	12,520	21,419
Issuance of common stock	2,808,649	-
Payments on capital lease obligation	-	(11,636)
Net cash provided by financing activities	2,766,169	176,983
Net increase (decrease) in cash and cash equivalents	1,564,456	(182,932)
Cash and cash equivalents at beginning of year	43,218	226,150
Cash and cash equivalents at end of year	$ 1,607,674	$ 43,218

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services Inc. (the "Company") is a National Association of Securities Dealers (NASD) member firm. The Company is an independent broker-dealer offering financial services to clients across the country through its 50 independent broker-dealer branch offices.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's subsidiaries include Summit Holding Group, Inc. (a holding company) and its wholly owned subsidiaries Summit Financial Group, Inc. (a registered investment advisor) and Summit Insurance Agency Corporation (an insurance business). Intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEPOSIT HELD AT CLEARING BROKERS - The Company has an interest-bearing reserve deposit with certain clearing brokers. These clearing brokers require deposits of all introducing brokers for whom they transact business. One of the Company's deposits is from a related party of the Company (see Note 4).

COMMISSIONS RECEIVABLE - The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value as determined by management. The resulting differences between cost and estimated fair value are included in the consolidated statements of loss.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation, for financial reporting purposes, is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years.

TREASURY STOCK - Treasury stock is reflected at cost.

COMMISSIONS REVENUE AND EXPENSES - Commissions revenues are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by registered representatives of the branch offices. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the registered representatives based on a formal commission payout schedule maintained with each representative.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist primarily of taxes currently due plus deferred taxes related to net operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax may also be recognized for operating losses and tax credits that are available to offset future taxable income.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

LOSS PER SHARE - Basic loss per share for the years ended December 31, 2002 and 2001 have been computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share for the years ended December 31, 2002 and 2001 are the same as basic, as the dilutive calculation would have an anti-dilutive effect because of the net loss.

ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain amounts from the prior year have been reclassified to conform to the current year presentation.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Computer systems and software	$ 126,489
Equipment and furniture	70,040
Leasehold improvements	151,743
Total	348,272
Less: accumulated depreciation	(232,184)
Total property and equipment	$ 116,088

Depreciation expense was $51,338 and $56,640 for the years ended December 31, 2002 and 2001, respectively.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2002:

Accounts payable	$ 198,479
Accrued wages and other	11,612
	$ 210,091

NOTE 4 - NOTE PAYABLE – RELATED PARTY

On March 31, 2000, the Company entered into a demand note collateral agreement with a corporation 100% owned by a shareholder and officer of the Company. The collateral for the note was held as a clearing deposit with one of the Company's clearing firms. The note became due on April 30, 2002 and accrues interest at 12.0% per annum. As of November 1, 2002, the Company no longer was allowed to use the subordinated agreement for net capital purposes. As of December 31, 2002, the outstanding balance is $40,200 and is due on demand.

During the year ended December 31, 2002, the Company paid off a $50,000 note payable to an unrelated third party.

Cash paid for interest was $22,593 and $22,396 for 2002 and 2001, respectively.

NOTE 5 - COMMON STOCK

On July 16, 1997, the Company established a restricted stock bonus plan as an incentive for employees and certain consultants to remain in the employment or service of the Company. The shares granted under the plan were in the form of restricted stock and vest over a period ranging from immediately to four years after the date of grant of the award. Since the stock issued is subject to continuous employment or service from the date of the grant award, unearned compensation is recorded at the fair market value at the date awarded as a reduction of stockholders' equity. Compensation and consultant expense is recognized pro rata over the period during which the shares are earned, in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS123"). The Company amortized $237,831 and $201,390 of unearned stock compensation and consultant expenses during the years ended December 31, 2002 and 2001, respectively.

On May 22, 2002, Marshall T. Leeds, in a privately negotiated transaction, purchased an aggregate of 5,000,000 shares of our common stock for a total purchase price of $500,000, or $0.10 per share. Mr. Leeds became our largest shareholder, as well as our Chief Executive Officer and Chairman of the Board of Directors. Richard Parker, the Company's former Chairman and Chief Executive Officer, became President, Chief Operating Officer and Vice Chairman. Two of our Board members, Mr. Parker and Harry Green, remained on the Board, and Mr. Leeds and two of his designees comprised a new five-member Board. Mr. Parker has also granted Mr. Leeds voting control of his beneficially owned shares for a period of time. Mr. Leeds became a consultant to the Company in March 2002.

In connection with this transaction, on March 15, 2002 and March 28, 2002, Mr. Parker borrowed a total of $250,000 from Marshall T. Leeds for use by Mr. Parker to purchase a total of 2,500,000 shares of the Company's common stock. On May 17, 2002, Mr. Parker borrowed an additional $100,000 from Mr. Leeds to purchase an additional 1,000,000 shares of common stock. The total loans of $350,000 were secured by a pledge to Mr. Leeds from Mr. Parker of the 3,500,000 shares he purchased, plus 2,500,000 other shares of common stock previously owned by Mr. Parker. The loans were drawn from the $500,000 amount contemplated by the Stock Purchase Agreement paid by Mr. Leeds to purchase 5,000,000 shares of the Company's common stock. The loans provided the Company with capital that was needed immediately in order for it to fund operations and certain of its business obligations. At the closing of the stock purchase discussed in the preceding paragraph, Mr. Leeds purchased the 3,500,000 shares acquired by Mr. Parker from the Company with the $350,000 of loan proceeds, in exchange for the cancellation of Mr. Parker's indebtedness to Mr. Leeds for the loans. Mr. Leeds also purchased the remaining 1,500,000 shares for an additional cash payment of $150,000, bringing his total stock purchased to 5,000,000 shares for a total price of $500,000.

On August 20, 2002, the Company amended its Articles of Incorporation to increase the number of authorized common shares from 20,000,000 to 50,000,000.

On October 9, 2002, 100,000 shares of common stock was issued to outside consultants for services performed for the Company. The Company recorded $66,000 in unearned stock compensation in the statement of financial position as the estimated fair value of the stock at the date of issuance.

On October 14, 2002, the Company approved the Common Stock Private Offering (the "Offering"), which consists of a private placement of up to 20,000,000 shares of its common stock to accredited investors at a purchase price of $.25 per share. The Company also authorized the issuance of up to 2,000,000 of common stock purchase warrants to selling broker-dealers in the Offering. These warrants have an exercise price equal to 120% of the per share price of the common stock sold in the Offering and vest immediately upon issuance. During the year ended December 31, 2002, the Company issued 8,200,000 shares of common stock related to the Offering for $2,050,000. In addition, as of December 31, 2002, the Company issued 530,000 warrants to selling broker-dealers at an exercise price of $.30. These warrants were fair valued in accordance with FAS123 at approximately $390,000. The entire $390,000 is considered offering costs and was charged against additional paid-in capital, which resulted in no net effect to equity. Additionally, other Offering costs of approximately $270,000 were charged against paid-in capital.

NOTE 5 - COMMON STOCK *(Continued)*

During the year ended December 31, 2002, the Company's Chief Executive Officer exercised 1,400,000 stock options for 1,400,000 shares of common stock at $.25 per share.

At various other periods during 2002, common stock was issued for cash to various individuals exclusive of the Offering. During the year ended December 31, 2002, 5,000,000 shares of common stock were issued for $.10 a share and in July 2002, the Company sold 200,000 shares of Series B Preferred Stock for net proceeds of approximately $180,000 in a private placement of Series B Preferred Stock. The Series B Preferred Stock private placement was subsequently terminated without further sales and the investor's shares of Series B Preferred Stock were converted into 800,000 shares of common stock of the Company at an effective conversion rate of $0.25 per share.

NOTE 6 - PREFERRED STOCK

On March 27, 2002, the Company amended its Articles of Incorporation to reduce the preferred stock, par value $.0001 per share, from 5,000,000 authorized shares to 150,000. During the year ended December 31, 2001, the Company issued 125,000 shares of 12% cumulative convertible preferred stock for $125,000. The number of shares of common stock which may be issued in respect of the shares of preferred stock shall be determined by dividing (i) a numerator equal to the number of shares of Series A 12% Convertible Preferred Stock being converted multiplied by 115% of the subscription price, (ii) a denominator representing the per share price that is the lower of the closing price and the average closing sale price for the 20 trading days immediately preceding the Series A conversion date; provided, however, in no event shall the denominator be less than the subscription price. All such preferred stock is non-voting stock. The holders of Series A 12% Convertible Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, cash dividends at the rate of $0.12 per annum, subject to voluntary conversion. Such dividends shall accrue and be cumulative from the issue date. Dividends shall be payable in arrears, when and as declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year; provided, however, the first dividend payment date shall not occur before the last calendar day of the first full fiscal quarter following the issue date. During the year ended December 31, 2002, $5,000 in cash dividends was paid. As of December 31, 2002, undeclared dividends in arrears approximated $18,300. In the event of any liquidation, dissolution or winding up of the Company's affairs for a price per share which is less than the subscription price set forth herein, holders of the preferred shares will be entitled to a liquidation preference of $1.00 per preferred share, plus the dividends set forth above, prior to any distribution to the holders of common stock in full and complete liquidation of the interest of the holders of preferred shares. In the event that the Company does not have sufficient funds to pay the full liquidation preference payable to the holders of preferred shares, and any other shares issued on a parity with the preferred shares ("Parity Shares"), the existing funds will be allocated among the holders of all such preferred shares and Parity Shares pro rata in proportion to the full amounts to which they would respectively be entitled. At any time after August 1, 2002, the Company may, unless otherwise prevented by law, redeem from the holder thereof, the holder's preferred shares at the subscription price ($1.00 per share), together with any accrued but unpaid dividends thereon to and including the date of redemption, in whole or, from time to time, in part. Any partial redemption shall be allocated among the holders of preferred shares pro rata or by lot, as determined by the Company.

NOTE 7 - TREASURY STOCK

Treasury stock is reflected at cost, and consists of 7,916 and 8,984 shares of common stock at December 31, 2002 and 2001, respectively.

NOTE 8 - STOCK OPTIONS AND WARRANTS

In March 2002, the Company issued to the Company's current President, COO and Vice Chairman 900,000 options to purchase the Company's common stock in connection with his employment contract with the Company. Of this total, 500,000 options have an exercise price of $0.10 per share and vested upon issuance and 400,000 options have an exercise price of $0.50 per share and vest over a two-year period. All options expire on December 31, 2007. Stock-based compensation of approximately $50,000 was recorded as a result of issuing these options.

In March 2002, the Company issued to the Company's current CEO and Chairman of the Board of Directors, 7,000,000 options to purchase the Company's common stock at an exercise price of $0.25 per share. These options vested upon issuance and expire on December 31, 2007. These options were issued in connection with his employment contract with the Company.

Stock option activity during 2002 and 2001, was as follows:

	Number of Options	Weighted-average Exercise Price
Outstanding at December 31, 2000	1,162,723	$ 2.50
Granted	504,141	$ .77
Forfeited	(31,648)	$ 2.50
Outstanding at December 31, 2001	1,635,216	$ 1.97
Granted	10,037,620	$ 0.32
Exercised	(1,400,000)	$ .25
Forfeited	(400,677)	$ 1.30
Outstanding at December 31, 2002	9,872,159	$ 0.56
Shares exercisable at December 31, 2002	8,094,922	$ 0.55

The range of exercise prices for options and warrants outstanding at December 31, 2002 was $.10 to $2.50. The following table summarizes information about options outstanding at December 31, 2002:

	Outstanding Options		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.10	500,000	5.0	$0.10
$0.25	5,769,905	5.1	$0.25
$0.50	1,755,290	9.3	$0.50
$0.75	594,215	9.6	$0.75
$1.00	262,690	8.9	$1.00
$2.50	990,059	7.5	$2.50
	9,872,159		$0.57

	Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price
$0.10 - $0.25	6,269,905	$0.24
$0.50 - $1.00	868,298	$0.62
$2.50	956,719	$2.50
	8,094,922	$ .55

NOTE 8 - STOCK OPTIONS AND WARRANTS *(Continued)*

As of December 31, 2002, the Company had 530,000 warrants outstanding for the purchase of the Company's common stock at an exercise price of $.30 per share. These warrants expire in November 2007.

The Company accounts for its options and warrants according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and follows the disclosure provisions of FAS123. Accordingly, if options or warrants are granted to employees for services and other consideration with an exercise price below the fair market value of the common stock on the date of the grant, the difference between the exercise price and the fair market value is charged to operations and/or unearned stock compensation. For the years ended December 31, 2002 and 2001, $74,000 and $-0- was charged to operations and/or unearned stock compensation. The fair value of the options and warrants granted during the fiscal years ended December 31, 2002 and 2001, reported below, has been estimated at the dates of grant using the Black-Scholes Option Valuation Model with the following assumptions:

	2002	2001
Expected life (in years)	**1.0 – 10.0**	10.0
Risk-free interest rate	**5.0%**	5.0%
Volatility	**211%**	225%
Dividend yield	**0.0%**	0.0%

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the options' and warrants' vesting periods. The Company's pro forma information is as follows:

	2002	2001
Pro forma net loss	**$(3,918,423)**	$ (667,272)
Pro forma loss per share	**$ (0.38)**	$ (0.14)

The effects on pro forma disclosures of applying FAS123 are not necessarily indicative of the effects on pro forma disclosures of future years.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under a noncancelable operating lease with an entity whose major shareholder is also an officer and shareholder of the Company. Under the terms of the lease, the Company leases office space for its headquarters. In addition, the Company has operating leases for a vehicle and office equipment. The leases expire from 2003 to 2007. Minimum future rental payments for each of the next five years and subsequent thereto are as follows:

Year Ended December 31,	**Amount**
2003	$ 114,600
2004	$ 109,200
2005	$ 109,200
2006	$ 109,200
2007	$ 91,000

NOTE 9 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Operating Leases *(Continued)*

Total rent expense, including month-to-month leases, for the years ending December 31, 2002 and 2001 was $153,827 and $137,643, respectively.

Legal Proceedings

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management believes that the range of potential net loss resulting from these proceedings will not be material to the Company's financial position or results of operations.

NOTE 10 - INCOME TAXES

A summary of the provision for income taxes at December 31, is as follows:

	2002	2001
Deferred tax benefit due to temporary differences:		
Federal	$ 207,000	$ 52,000
State	69,000	17,000
Change in valuation allowance	(276,000)	(69,000)
Total income tax benefit (expense)	$ -	$ -

The deferred tax asset at December 31, 2002, is as follows:

Deferred tax asset - NOL carryforwards	$ 758,000
Valuation allowance	(758,000)
Net deferred tax asset	$ -

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for the entire deferred tax asset, which primarily consists of net operating loss carryforwards.

The Company has net operating loss carryforwards of approximately $3,280,000 for federal and state income tax purposes, which are available to offset future taxable income. These loss carryforwards expire in various years through 2017.

Total income tax expense/benefit differed from the amounts computed by applying the U.S. federal income tax rates of 34% for both 2002 and 2001 to income loss before income taxes, primarily due to the effects of net operating loss carryforwards, the valuation allowance and non-deductible stock compensation expense.

Under U.S. federal tax laws, certain changes in ownership of a company may cause severe limitations on future utilization of these loss carryforwards.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 12 - RELATED-PARTY TRANACTIONS

The Company paid rent of approximately $133,000 and $109,200 during 2002 and 2001, respectively, to a related company owned by an individual who is an officer and shareholder of the Company. The related company owns one of the buildings the Company is leasing.

The Company has a $40,200 note payable due on demand with a related company owned by an individual who is an officer and shareholder of the Company.

NOTE 13 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing broker and has fully disclosed all of its customer accounts to this broker.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" brokers-dealers that receive but do not hold customer or other securities, is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $1,377,156 and the Company's aggregate indebtedness to net capital ratio was 0.4 to 1.

NOTE 14 - OTHER

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. As shown in the accompanying financial statements, the Company has incurred losses of approximately $1,619,000 and $548,000 for the years ended December 31, 2002 and 2001, respectively; however, management believes that it has sufficient resources to continue as a going concern through December 31, 2003. Management plans to continue to raise capital through equity offerings and to make strategic acquisitions to increase its volume.

NOTE 15 - OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2002, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 16 - SUBSEQUENT EVENT

On January 2, 2003, the Company acquired, in an asset purchase agreement, the Boca Raton Branch of Wachovia Securities Financial Network, Inc. (the 'Branch"). The Branch was an affiliated retail branch office of Wachovia Securities Financial Network, Inc. ("Wachovia"), with approximately 30 registered representatives conducting retail brokerage business. The purchase price was approximately $1,800,000, payable to Wachovia over four years. The purchase price contemplated the signing of an employment agreement with each of the registered representatives. Management believes that the acquisition will expand its market presence and overall customer base. In accordance with Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", the results of operations of the Branch will be included in the Company's financial statements as of the date of acquisition.

Management anticipates the bulk of the purchase price being recorded as prepaid compensation, as the acquired tangible assets and liabilities were negotiable. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the prepaid compensation will be amortized over the four-year terms of he individual broker agreements and will be reviewed annually for impairment.

Supplemental Information

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Net Capital		
Total consolidated stockholders' equity		$ 1,770,844
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	$ 82,997	
Other receivables	109,646	
Prepaid expenses	77,643	
Property and equipment, net	116,088	
		386,374
Haircuts on securities:		
15% haircut on marketable equity securities		7,314
Net capital		$ 1,377,156
Aggregate Indebtedness		
Items included in consolidated statement of financial condition		
Accrued payable and accrued expenses		$ 210,091
Accrued commissions		310,640
Note payable		40,200
Total aggregate indebtedness		$ 560,931
Computation of Basic Net Capital Requirement		
Minimum net capital required		$ 50,000
Excess net capital at 1,500 percent		$ 1,339,761
Excess net capital at 1,000 percent		$ 1,321,063
Ratio: Aggregate indebtedness to net capital		0.4 to 1

Reconciliation with Company's Computation (Included in Part II of the Amended Form X-17A-5 as of December 31, 2002)

A reconciliation is not considered necessary pursuant to Rule 17a-5(d)(4), as there are no material differences between the Company's computation of net capital under Rule 15c3-1 and the computation of net capital included on this schedule.

The accompanying notes are an integral part of the financial statements.

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Summit Brokerage Services, Inc. and Subsidiaries, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

Certified Public Accountants

Orlando, Florida
February 17, 2003